[redacted]

14049729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 18 2014
Washington DC
191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25570

AB 3/26

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Baytide Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7105 East Admiral Place, Suite 220
(No. and Street)

Tulsa	OK	74115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Brocks — 918-585-8150 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expwy., Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/28/14

OATH OR AFFIRMATION

I, Beverly Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Baytide Securities Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beverly Young
Signature

President
Title

MELEIGHA WEAR NOTARY #08005612 EXP. 05/30/2016 PUBLIC STATE OF OKLAHOMA

Meleigha Wear
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

BAYTIDE SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2013

BAYTIDE SECURITIES CORPORATION

CONTENTS

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Baytide Securities Corporation
Tulsa, OK

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Baytide Securities Corporation as of December 31, 2013, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 13, 2014

BAYTIDE SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2013

ASSETS

Cash and cash equivalents	$	46,945
Marketable securities owned, at fair value		11,940
Total Assets	$	58,885

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities	$	--
Total Liabilities		--
Stockholders' Equity		
Common stock, $1 par value, 21,000 shares authorized, 11,000 shares issued and outstanding		11,000
Additional paid-in capital		307,154
Retained earnings (deficit)		(259,269)
Total Stockholders' Equity		58,885
Total Liabilities and Stockholders' Equity	$	58,885

The accompanying notes are an integral part of these financial statements.

BAYTIDE SECURITIES CORPORATION

Statement of Income (Loss)

For the Year Ended December 31, 2013

Revenues		
Dividends	$	161
Change in unrealized appreciation (depreciation) on marketable securities owned		4,443
Total revenues		4,604
Expenses		
Employee compensation and benefits		22,052
Communications		490
Occupancy and equipment costs		6,657
Data processing costs		2,273
Regulatory fees and expenses		284
Other general and administrative		19,272
Total expenses		51,028
Net income (loss) before income taxes		(46,424)
Provision (benefit) for income taxes		--
Net Income (Loss)	$	(46,424)

The accompanying notes are an integral part of these financial statements.

BAYTIDE SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2013

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Beginning balance at December 31, 2012	11,000	$ 11,000	$ 257,077	$ (212,845)	$ 55,232
Capital contributions			50,077		50,077
Net income (loss)				(46,424)	(46,424)
Ending balance at December 31, 2013	11,000	$ 11,000	$ 307,154	$ (259,269)	$ 58,885

The accompanying notes are an integral part of these financial statements.

BAYTIDE SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2013

Balance, at December 31, 2012	$ --
Increases	--
Decreases	--
Balance, at December 31, 2013	$ --

The accompanying notes are an integral part of these financial statements.

BAYTIDE SECURITIES CORPORATION

Statement of Cash Flows

Fro the Year Ended December 31, 2013

Cash flows from operating activities		
Net income (loss)	$	(46,424)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in unrealized appreciation (depreciation) on marketable securities owned		(4,443)
Change in assets and liabilities:		
Decrease in prepaid expenses		951
Net cash provided (used) by operating activities		49,916
Cash flows from investing activities		--
Cash flows from financing activities		
Capital contributions by Parent		50,077
Net cash provided (used) by financing activities		50,077
Net increase (decrease) in cash and cash equivalents		161
Cash and cash equivalents at beginning of year		46,784
Cash and cash equivalents at end of year	$	46,945
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	--
Income taxes	$	--

The accompanying notes are an integral part of these financial statements.

BAYTIDE SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2013

Note 1 - Organization and Nature of Business

Baytide Securities Corporation (the "Company"), an Oklahoma Corporation and a wholly-owned subsidiary of Baytide Petroleum, Inc. (the "Parent), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers brokerage services under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) related to direct participation programs for oil and gas ventures.

The Company is engaged in the sale of limited partnership interests, principally in partnerships in which its Parent acts as a general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. No such limited partnership interests were offered by the Company for the Parent in 2013.

Note 2 - Summary of Significant Accounting Policies

Marketable Securities Owned

Marketable securities owned are carried at fair value as determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Marketable securities consist of shares in a U.S. based global stock exchange and clearinghouse which is listed on a national exchange.

Income Taxes

The Company files its tax return separately from its Parent. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three years from the date of filing.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 - Summary of Significant Accounting Policies, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 3 - Fair Value Measurements

In accordance with U.S. GAAP, the Company categorizes its marketable securities owned recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Marketable securities owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that the Company has the ability to access.

Note 4 - Related Party Transactions

The Parent provides office space, personnel and administrative overhead for the benefit of the Company under an expense sharing agreement. These expenses represent substantially all expenses reported in the statement of income. The Parent treats payment of such expenses as capital contributions to the Company.

The Company entered into an auto lease agreement with the Parent as of April 1, 2012, with a term of 60 months ending March 31, 2017. Rental expense under this agreement aggregated $1,800 in 2013 and was charged to the Company by the Parent under the expense sharing agreement discussed above. The following are the minimum lease payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2013:

Year Ending December 31,		
2014	$	1,800
2015		1,800
2016		1,800
2017		450
Total minimum lease payments	$	5,850

As described above, the Company is economically dependent on its Parent. The Company's financial position and results of operations could be significantly different if the Company was independent of its Parent.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of approximately $56,184 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company is exempt from SEC Customer Protection Rule (Rule 15c3-3), which relates to reserves and custody of securities, under Section (k)(2)(i) of the Rule.

Note 6 - Income Taxes

The Company has net operating loss carryforwards of approximately $241,000 which may be used to offset future taxable income. These loss carryforwards expire between 2014 and 2033.

Net deferred income tax assets related to net operating loss carryforwards and unrealized appreciation on marketable securities owned of $47,000 have been fully offset by a valuation allowance due to the uncertainty of realizing future benefits. The net deferred income tax benefit of $9,300 related to the 2013 net operating loss and the change in unrealized appreciation on marketable securities owned has been fully offset by an increase in the valuation allowance. The Company uses an effective tax rate of 20% in calculating its deferred tax assets and liabilities.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2013

Schedule I

BAYTIDE SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of Net Capital		
Total stockholders' equity qualified for net capital		$ 58,885
Deductions and/or charges		
Non-allowable assets:		--
Net capital before haircuts on securities positions		58,885
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f)):		
Money market mutual fund	$ 910	
Common stocks	1,791	(2,701)
Net Capital		$ 56,184
Aggregate Indebtedness		
Items included in statement of financial condition		$ --
Total aggregate indebtedness		$ --

Schedule I (continued)

BAYTIDE SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 51,184
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$ 50,184
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

BAYTIDE SECURITIES CORPORATION
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2013

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Baytide Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Baytide Securities Corporation, (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, in meeting the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
March 13, 2014